FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated February 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

José Antonio Fay - CEO

The results of the third quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary) . On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the anagement of treasury activities.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall  performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

02

03

BRF: the only
“farm to the plate” Company

UPSTREAM

Integrated business model

Unique circumstances for expansion (climate, land and water)

Raw material selfsufficient

DOWNSTREAM

Domestic Market

Distribution Capilarity

500,000 deliveries per month **150,000** clients

98% of population attended

Foreign Market

Focus on value added products

Domestic Market

Full fledged brand Company

Foreign Market

Continue to grow and expand branding, development and distribution

04

Breakdown of net sales (CL) – YTD10

05

Domestic Market

We are part of 28 out of 30 perishable categories covered by Nielsen

Source: AC Nielsen/BRF - 2009

06

With strong position in
Global Market

:: We reach 140 countries
:: More than 5,000 clients
:: 24 commercial offices abroad
:: Exports about 190,000 tons/month
:: 3 unit plants abroad

07

Proforma EBITDA
R$ million

08

Net Debt / EBITDA
Proforma

R$ million

09

Shareholder’s composition

Diffuse Control – Equal Rights

     As of December 31, 2010 Number of Common Shares: 872,473,246 Capital stock: R$12.6 billion

Positive Brazilian Outlook

Source: IBGE, MTE, AC Nielsen, FGV.

Penetration of
our main categories

We are present in approximately 90% of the 45 million brazilian households. However, in some categories we still have great penetration opportunities.

Growth potential thought penetration, launches, increase of per capita consumption of categories and geographic equalization (Northeast)

Domestic Market opportunities

::	Income of C and D classes projected for 2010:	::	People leaving alone or couple
	R$ 834 billion		with no children represent
27% of the country total consumption
::	Non durable goods	::	Healthiness
consumption growth in Brazil
	(jan-aug 2010 x jan-aug 2009): 6,2%		Specific lines directed to well - being
	(5 x higher than 1,3% of jan-aug2009/08).		and consumers daily life different needs

::	37% of brazilian homes, with	::	Access to specific target/customization
	microwave		kids, teens, singles, seniors,
new entrees , premium

::	In a year there was an increase of penetration
2,8 million households in
ready-to-eat dishes category

Food Service

Share relating to “eating out” (% participation)

     Brazilian food services markets increase over retail and consumer expenditure and already represents 31% of total expenditure with feeding

Source: ABIA

World Meat Trade

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey	Source: USDA – oct/10

Brazilian Exports
Thousand Tons

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey	Source: USDA – oct/10

Consumption per capita x meat inflation

Source: FAO, USDA, Esalq

With strong position in
Global Market

D
D
D
Brand Leader and Top of Mind
Brand in high development
Brand in inicial stage of development
D Own Distribution
Exports
TOP OF MIND IN MIDDLE EAST
TOP OF MIND IN RUSSIA

Commodities x Meat prices

200
180
160
140
120
100
80
60
40
20
0
181
146
95
1/2006
7/2006
1/2007
7/2007
1/2008
7/2008
1/2009
7/2009
1/2010
7/2010
12/2010
CRB
CRB Food
FAO Meat Index

Source:

Market Value

Source: FAO, USDA, Esalq

Overview

®	Gradual and consistent improvement in results;
®	Solid Structure for long-term growth;
®	Passing on prices due to cost pressures;
®	Gradual reduction of the commodities impact;
®	Growing demand for poultry;
®	Segmentation on opportunities;
®	Focus on adding value – distribution, branding and processed.

Large company with global scale
BRF’s Positioning in the Global Food Industry

Source: Facset (Market Capitalization as of June 30, 2009) and Companies’ public filings

Average EBITDA margin for 2006, 2007 and 2008

Strong brands

Sadia

batavo

Elegê

Doriana

Rezende

Qualy Sadia

batavo Bio & Fibras

Speedy Pollo

ФАЗЕНДА

batavo Naturis Soja

batavo Pense Light

CHESTER®

Becel

Turma da Mônica®

هلال hilal

NaBrasa PERDIGÃO

PERDIGÃO Foodservice

WILSON

Confiança

بيرديكس

Sadia

Cotochés Naturalmente Saudável

Sahtein

Miss Daisy

Sadia Hot Pocket

Deline Sadia

Sadia

Escolha Saudável PERDIGÃO

AVIPAL

Ouro PERDIGÃO

HALAL

TEXAS BURGER®

PERDIX

Plusfood

Sadia Food Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director